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                                                                EXHIBIT 99(c)(1)

[LETTERHEAD OF CAPITALINK]

         February 19, 2003

         Special Committee of the Board of Directors
         Coast Dental Services, Inc.
         2502 Rocky Point Drive North
         Suite 100
         Tampa, FL 33607

         Dear Sirs:

         We have been advised that there is an offer by Coast Dental Services, Inc. (the "Company") to purchase all of the Company's outstanding shares of common stock that are not beneficially owned by Terek Diasti (Chairman of the Board of Directors and Chief Executive Officer of the Company), Adam Diasti (President and a director of the Company), and the Diasti Family Limited Partnership (the "Continuing Shareholders") for consideration of $4.50 per share (the "Offer"). The Continuing Shareholders beneficially own approximately 51% of the Company's outstanding common stock, and they do not intend to tender any shares of common stock pursuant to the Offer.

         We have been retained to render an opinion as to whether, on the date of such opinion, the Offer is fair, from a financial point of view, to the non-Continuing Shareholders of the Company.

         We have been instructed that the Continuing Shareholders have informed the Special Committee that they have no interest in selling their shares or in pursuing a sale of the Company to a third party in the foreseeable future. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Offer. In addition, we have not been requested to explore any alternatives to the Offer. Further, our opinion does not address the relative merits of the Offer as compared to any alternative business strategy that might exist for the Company.

         In arriving at our opinion, we took into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things (i) reviewed documents relating to the Offer, including the draft tender offer statement dated January 15, 2003 (the "Draft Tender Offer") and a confidential privatization proposal circulated on December 19, 2002; (ii) reviewed publicly available financial information and other data with respect to the Company, including the annual report on Form 10-K and 10-K/A for the fiscal year ended December 31, 2001; the quarterly reports on form 10-Q for the quarterly period ended September 30, 2002; and the definitive proxy statement dated July 8, 2002; (iii) reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of the

Mergers & Acquisitions | Fairness Opinions & Valuations | Restructuring | Capital Raising | Financial Advisory

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         Special Committee of the Board of Directors           February 19, 2003
         Coast Dental Services, Inc.                                      Page 2

         Company; (iv) reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to the Company; (v) reviewed and analyzed the Company's projected unlevered free cash flows and prepared discounted cash flows;
         (vi) reviewed and analyzed the premiums paid in certain other transactions; (vii) reviewed and discussed with representatives of the management of the Company certain financial and operating information furnished by them, including financial analyses and projections and related assumptions with respect to the business, operations and prospects of the Company; (viii) considered the historical financial results and present financial condition of the Company; (ix) reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of the Company; (x) inquired about and discussed the Offer and other matters related thereto with Company management, the Special Committee and its legal counsel; and
         (xi) performed such other analyses and examinations as were deemed appropriate.

         In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information and we have further relied upon the assurances of Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, we assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such projections provide a reasonable basis upon which we could form an opinion. We have not made a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company. Furthermore, because the non-Continuing Shareholders cannot liquidate the Company or Coast P.A., our analysis does not address the liquidation value of the Company. We have assumed that the Offer will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, based upon discussions with the Company, it is assumed that the Offer will be a taxable event to the Company's shareholders. We have also assumed, with your consent, that the Offer will be consummated substantially in accordance with the terms described to Capitalink and as generally set forth in the Draft Tender Offer, without any further amendments thereto, and without waiver by the Company of any of the conditions to any obligations or in the alternative that any such amendments, revisions or waivers thereto will not be detrimental to the non-Continuing Shareholders.

         Our opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, February 19, 2003. Accordingly, although subsequent developments may affect our opinion, we have not assumed any obligation to update, review or reaffirm our opinion. However, if, and only if, requested by the Special Committee within six months of the date hereof, Capitalink will, for an additional fee, provide the Special Committee with an updated opinion.

         Our opinion is for the use and benefit of the Special Committee and the Board of Directors in connection with its consideration of the Offer and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender their respective shares of common stock. We do not express any opinion as to the underlying valuation or future

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         Special Committee of the Board of Directors           February 19, 2003
         Coast Dental Services, Inc.                                      Page 3

         performance of the Company or the price at which the Company common stock would trade at any time in the future.

         Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Offer is fair, from a financial point of view, to the non-Continuing Shareholders of the Company.

         In connection with our services, we have previously received a retainer and will receive the balance of our fee upon the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion.

         Our opinion is for the use and benefit of the Special Committee and the Board of Directors and is rendered in connection with its consideration of the Offer and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Capitalink, except that this opinion may be reproduced in full in, and references to the opinion and to Capitalink and its relationship with the Company may be included in, any tender offer or other materials relating to the Offer that the Company files with the U.S. Securities and Exchange Commission.

         Very truly yours,

         CAPITALINK, L.C.